 Exhibit 99.1

REE AUTOMOTIVE APPOINTS DAVID GOLDBERG AS CHIEF FINANCIAL OFFICER

Appointment to boost REE’s leadership team with automotive and strategic financial leadership as the company continues to make strong progress on commercialization and production.

LAS VEGAS, Jan. 6, 2022 – REE Automotive (“REE”) (NASDAQ: REE), today announced the appointment of automotive industry finance executive David Goldberg as the company’s Chief Financial Officer (CFO) effective Feb 2022. Mr. Goldberg joins REE from Magna International, one of the world’s largest automotive suppliers, where he is currently Senior Vice President of Corporate Development, following a role as Vice President of Finance and Corporate Development at the company.

Mr. Goldberg brings to REE 20 years of experience in corporate finance, mergers & acquisitions, and management consulting with progressively senior roles at Morgan Stanley, Bain & Company, Greenhill & Co. and Magna International. In his new role as REE’s CFO, Mr. Goldberg will lead all aspects of REE’s financial functions, strategic industry partnerships and investor relations. Based in North America, Mr. Goldberg succeeds Mr. Hai Aviv, who has been REE’s CFO since 2018 and who led the company’s growth from stealth mode through to its successful listing on Nasdaq.

Mr. Goldberg joins REE at a momentous time in the company’s life as it has signed new strategic partnerships with global leaders such as Hitachi, Magna, JB Poindexter and Toyota’s Hino Motors and as the company ramps up its production plans for REEcorners™ and EV platforms, with REE on schedule to release prototypes by end of 2022.

Daniel Barel, REE Co-Founder and CEO: “David is an outstanding addition to the REE team, and we are excited to have him join us. His proven financial track record and his expertise in the automotive industry will be a tremendous asset to REE as we embark on the next stage in our upward trajectory, remaining laser-focused on executing our business plan. Since we started REE almost a decade ago, having the best team to execute our strategy has always been paramount to our success and part of our steadfast commitment to deliver value to the market, our customers, partners and investors. And as such, I want to thank Hai for his long-term close partnership and contributions to our success. I am grateful for his years of leadership at REE, including taking us through our public listing.

“REE has developed groundbreaking technology set to revolutionize the EV market space which is seeing a massive shift towards vehicle electrification,” said Mr. Goldberg. “REE is uniquely positioned to capitalize on the significant EV market opportunity and serve as the underpinning for zero-emission electric and autonomous vehicles. I am excited to join REE at such a pivotal stage and help steer the company through this next phase of growth.”

Media

Caroline Hutcheson
Head of Communications, REE Automotive
+12523142028
media@ree.auto

About REE Automotive

REE (Nasdaq: REE) is an automotive technology leader whose mission is to empower companies to build any size or shape of electric or autonomous vehicle – from Class 1 through Class 6 – for any application and any target market. REE aims to serve as the underpinning on top of which EVs and AVs will be built and envisions a future where EVs and AVs will be ‘Powered by REE’.

REE’s revolutionary technology – the REEcorner™ – packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel, enabling REE to build the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE uses x-by-wire technology to control each of the corners of the vehicles with full drive-by-wire, brake-by-wire and steer-by-wire.

REE’s EV platforms afford complete freedom of design, enabling auto-manufacturers, OEMs, delivery & logistic fleets, Mobility-as-a-Service providers and new mobility players to design mission-specific EVs and AVs based on their exact business requirements and significantly reduce their time-to-market, lower TCO and meet zero-carbon regulations.

Headquartered in Herzliya, Israel, REE has an Engineering Center in the UK, as well as subsidiaries worldwide including Japan and Germany, and plans to open its U.S. headquarters and first Integration Center in Austin, Texas. REE’s unique CapEx-light manufacturing model leverages Tier-1 partners’ existing production lines; the company’s extensive partner ecosystem encompasses leading names including Hino Motors (truck arm of Toyota), Magna International, JB Poindexter, Navya and American Axle & Manufacturing to provide a full turnkey solution.

REE’s patented technology, together with its unique value proposition, position it to break new ground in e-Mobility. For more information visit https://www.ree.auto.

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plan,” “projects,” “believes,” “views,” “future”, “allow”, “aims”, “strives” “endeavors” and similar expressions are used to identify these forward-looking statements. These statements include, among other things, the Company’s statements about the Company’s strategic and business plans, technology, relationships, the impact of trends on and interest in its business, intellectual property or product and its future results. These forward-looking statements are based on REE’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: REE’s ability to commercialize its strategic plan and technologies, including its new P7 platform; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with REE’s plans for commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; intense competition in the e-mobility space, including with competitors who have significantly more resources; REE’s ability to make continued investments in its platform; the impact of the ongoing COVID-19 pandemic and any other worldwide health epidemics or outbreaks that may arise; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s final prospectus relating to its business combination filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 1, 2021 and in subsequent filings with the SEC. While the list of factors discussed above and the list of factors presented in the final prospectus are considered representative, no such list should considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.